Exhibit 99.2

RADCOM LTD.

AMENDED AND RESTATED NOTICE OF 2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

On August 21, 2024, RADCOM Ltd. (“RADCOM”) announced ~~Notice is hereby given~~ that the 2024 Annual General Meeting of Shareholders (the “Original Meeting”) of RADCOM ~~Ltd.~~ will be held on Wednesday, September 25, 2024~~, at 4:00 p.m. (Israel time), at our offices located at 24 Raoul Wallenberg Street, Tel Aviv, Israel 6971920~~. On September 20, 2024, RADCOM announced that the Meeting will be postponed and will take place on October 15, 2024, at 4:00 p.m. (Israel time), at RADCOM’s offices located at 24 Raoul Wallenberg Street, Tel Aviv, Israel (the “Meeting”).

The purpose of this Amended and Restated Notice of 2024 Annual General Meeting of Shareholders (the “A&R Notice”) is to update the shareholders of RADCOM of certain changes to the proxy materials originally published in connection with the Original Meeting.

Following discussions held by the Company with certain major shareholders, and after additional internal review of the proposed resolutions at the Original Meeting, our Board of Directors decided that it is in the best interests of RADCOM and its shareholders to make certain changes in the proxy materials already published and furnished to the Securities and Exchange Commission on August 21, 2024, for the Original Meeting (the “Original Proxy Materials”) in order to (i) revise the proposed changes to the Company’s Compensation Policy (as defined below) and remove the proposed change to Section 13.2 thereto as reflected in Item 2 in the amended and restated proxy materials for the Meeting (“A&R Proxy Materials”), and (ii) change the terms of the proposed compensation to our directors previously presented in the Original Proxy Materials, as proposed under Item 3 in the A&R Proxy Materials.

The agenda of the Meeting as well as the wording of the resolutions has not changed compared to the Original Meeting. In addition, any votes already submitted shall continue to be valid and included in the count of votes for the Meeting unless the shareholder holding such shares will vote again, in which case the last vote will count in the final tally of the votes for the Meeting. No new proxy cards will be mailed with respect to the Meeting and the shareholders may continue to vote by utilizing the proxy cards included in the proxy materials relating to the Original Meeting for the Meeting.

Throughout this A&R Notice ~~Notice of Annual General Meeting of Shareholders~~ and the enclosed amended and restated Proxy Statement (the “A&R Proxy Statement”), we use terms such as “RADCOM,” “we,” “us,” “our,” “the Company” and “our Company” to refer to RADCOM Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting, which remains unchanged and therefore reflects the resolutions outlined in the Original Proxy Materials, will be as follows:

(1)	Election of directors:

●	To elect Mr. Sami Totah as a director until the second annual general meeting following the Meeting;

●	To elect Mr. David (Dudi) Ripstein as a director until the second annual general meeting following the Meeting;

(2)	To approve amendments to the Company’s Compensation Policy;

(3)	To approve the Directors and Chairman Compensation Scheme;

(4)	To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as our independent auditors until the next annual general meeting of shareholders, and to authorize the Audit Committee of our Board of Directors to fix their remuneration for the fiscal year ending December 31, 2024;

(5)	To present and discuss our consolidated financial statements for the year ended December 31, 2023; and

(6)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

These proposals are described in detail in the enclosed A&R ~~p~~Proxy ~~s~~Statement, which we urge you to read in its entirety. As more fully described in the A&R ~~p~~Proxy ~~s~~Statement, certain shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than August 28, 2024. If we determine that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in the proxy statement. We are currently not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

The Board of Directors recommends a vote “FOR” approval of all matters to be voted upon at the Meeting.

Shareholders of record at the close of business on August 26, 2024 (the “Record Date”), are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States, or provide your vote via the telephone or by submitting your vote via the Internet at the address listed on the proxy card. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of our Amended and Restated Articles of Association, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names are recorded in our Register of Shareholders.

By Order of the Board of Directors,

/s/ Rachel (Heli) Bennun
Executive Chairman of the Board of Directors

Dated: ~~August 21~~September 27, 2024

Our audited financial statements for the fiscal year ended December 31, 2023, are not a part of this invitation to the Meeting, but were filed together with our Annual Report on Form 20-F, which was filed on April 2, 2024, with the Securities and Exchange Commission (the “SEC”), and are available on the SEC’s website at www.sec.gov and on our website at www.radcom.com.

2

RADCOM LTD.

24 RAOUL WALLENBERG STREET

TEL AVIV 6971920, ISRAEL

AMENDED AND RESTATED PROXY STATEMENT

2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Amended and Restated Proxy Statement (the “A&R Proxy Statement”, or “Proxy Statement”) is furnished to the holders of our ordinary shares, NIS 0.20 nominal value (the “Ordinary Shares”), in connection with the solicitation by our Board of Directors (the “Board”) of proxies for use at the 2024 Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Amended and Restated Notice of 2024 Annual General Meeting of Shareholders. The Meeting will be held on ~~Wednesday~~Tuesday, ~~September 25~~October 15, 2024 at 4:00 p.m. (Israel time), at our offices located at 24 Raoul Wallenberg Street, Tel Aviv, Israel.

On August 21, 2024, we announced that our 2024 Annual General Meeting of Shareholders (the “Original Meeting”) will be held on Wednesday, September 25, 2024. On September 20, 2024, we announced that the Original Meeting will be postponed and will take place on October 15, 2024, at 4:00 p.m. (Israel time), at our offices located at 24 Raoul Wallenberg Street, Tel Aviv, Israel.

The purpose of this A&R Proxy Statement is to amend and restate the proxy materials originally published in connection with the Original Meeting.

Following discussions held by the Company with certain major shareholders, and after additional internal review of the proposed resolutions at the Original Meeting, our Board of Directors decided that it is in the best interests of RADCOM and its shareholders to make certain changes in the proxy materials already published and furnished to the Securities and Exchange Commission on August 21, 2024, for the Original Meeting (the “Original Proxy Materials”) in order to (i) revise the proposed changes to the Company’s Compensation Policy (as defined below) and remove the proposed change to Section 13.2 thereto as reflected in Item 2 in the A&R Proxy Statement, and (ii) change the terms of the proposed compensation to our directors previously presented in the Original Proxy Materials, as proposed under Item 3 in the A&R Proxy Statement.

The agenda of the Meeting as well as the wording of the proposed resolutions has not changed compared to the Original Meeting. In addition, any votes already submitted shall continue to be valid and included in the count of votes for the Meeting unless the shareholder holding such shares will vote again, in which case the last vote will count in the final tally of the votes for the Meeting. No new proxy cards will be mailed with respect to the Meeting and the shareholders may continue to vote by utilizing the proxy cards included in the proxy materials relating to the Original Meeting for the Meeting.

Throughout this A&R Proxy Statement, we use terms such as “RADCOM,” “we,” “us,” “our,” “the Company” and “our Company” to refer to RADCOM Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting, which remains unchanged and therefore reflects the resolutions outlined in the Original Proxy Materials, will be as follows:

(1)	Election of directors:

●	To elect Mr. Sami Totah as a director until the second annual general meeting following the Meeting;

●	To elect Mr. David (Dudi) Ripstein as a director until the second annual general meeting following the Meeting;

(2)	To approve amendments to the Company’s Compensation Policy;

(3)	To approve the Directors and Chairman Compensation Scheme;

(4)	To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as our independent auditors until the next annual general meeting of shareholders, and to authorize the Audit Committee of our Board of Directors to fix their remuneration for the fiscal year ending December 31, 2024;

(5)	To present and discuss our consolidated financial statements for the year ended December 31, 2023; and

(6)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

These proposals are described in detail in this A&R P~~p~~roxy S~~s~~tatement, which we urge you to read in its entirety. As more fully described in this A&R P~~p~~roxy S~~s~~tatement, certain shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than August 28, 2024. If we determine that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in the proxy statement. We are currently not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

You may elect to vote your Ordinary Shares once, either by attending the Meeting in person or by a duly executed proxy in the manners and as detailed below.

A form of proxy for use at the Original Meeting and a return envelope for the proxy we~~a~~re enclosed with the Original Proxy Materials. No new proxy cards will be mailed in connection with this A&R Proxy Statement. Proxy cards that were mailed as part of the Original Proxy Materials may be used to vote at the Meeting. Any shares already voted in general, and proxy cards already voted in particular shall continue to be counted as part of the tally for the Meeting unless voted again by the owner of the shares being voted, in which case the last vote will count and will override any prior vote. For voting via telephone or the Internet, please use the phone number or URL, respectively, listed on the proxy card. You may revoke the authority granted by your execution of proxies at any time before the exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Proxies must be received no later than forty-eight (48) hours prior to the time fixed for the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by our Board. Only shareholders of record as of the close of business on August 26, 2024 (the “Record Date”), will be entitled to vote at the Meeting and any adjournments or postponements thereof. Proxies were~~will be~~ mailed to shareholders on or about August 26, 2024, and are being ~~will be~~ solicited chiefly by mail. However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation in connection therewith, may solicit proxies by telephone, e-mail or other personal contact. We will bear the cost of external proxy solicitors (if any) and other costs of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

If your Ordinary Shares are held in “street name” meaning you are a beneficial owner with your shares held through a bank, brokerage firm or other nominee, you have received or will receive instructions from your bank, brokerage firm or nominee, who is the holder of record of your shares. You must follow the instructions of the holder of record in order for your shares to be voted.

OUTSTANDING VOTING SECURITIES AND QUORUM

As of August 1, 2024, we had 15,661,841 outstanding Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third (1/3) of our voting power, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within an hour from the time appointed for the meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person by proxy and voting on the question of adjournment.  No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.  At such adjourned meeting, any two (2) holders of Ordinary Shares present in person or by proxy, shall constitute a quorum.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of August 1, 2024, by:

●	each person or entity known by us to own beneficially more than 5% of our outstanding Ordinary Shares;

●	each of our directors and executive officers individually; and

●	each of our executive officers and directors as a group.

The beneficial ownership of Ordinary Shares is determined in accordance with the SEC rules and generally includes any Ordinary Shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of August 1, 2024, and restricted share units (“RSUs”) that vest within 60 days of August 1, 2024, to be outstanding and to be beneficially owned by the person holding the options or RSUs for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 15,661,841 Ordinary Shares outstanding as of August 1, 2024.

The information presented below is based on information provided to us by the directors, executive officers, and shareholders or disclosed by any of them in public filings with the SEC. The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares.

None of our executive officers or directors beneficially owns 1% or more of our outstanding Ordinary Shares.

As of August 1, 2024, our Ordinary Shares had a total of 15 holders of record, of which 7 were registered with addresses in the United States. We believe that the number of beneficial owners of our shares is substantially greater than the number of record holders, because a large portion of our Ordinary Shares is held of record in broker “street name”.

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares Beneficially Owned(2)
Principal Shareholders
Lynrock Lake LP	2,266,666	(3)	14.5%
Klil Zisapel	1,390,995	(4)	8.9%
Michael Zisapel	1,390,993	(5)	8.9%
Yelin Lapidot Holdings Management Ltd.	1,286,669	(6)	8.2%
Barclays PLC	861,020	(7)	5.5%
Value Base Ltd.	826,670	(8)	5.3%
AWM Investment Company, Inc.	795,795	(9)	5.1%
Directors and Executive Officers
Rachel (Heli) Bennun	*		*
Andre Fuetsch	*		*
Oren Most	*		*
Yaron Ravkaie	*		*
David (Dudi) Ripstein	*		*
Rami Schwartz	*		*
Sami Totah	*		*
Hilik Itman	*		*
Hadar Rahav	*		*
Rami Amit	*		*

All directors and executive officers as a group (10 persons)	217,108	(10)	1.4%

*	less than 1%

(1)	Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all Ordinary Shares listed as owned by such person.

(2)	The percentage of outstanding Ordinary Shares is based on 15,661,841 Ordinary Shares outstanding as of August 1, 2024. The number of outstanding Ordinary Shares does not include 5,189 Ordinary Shares held by RADCOM, Inc., a wholly owned subsidiary and 30,843 Ordinary Shares that were repurchased by us.

(3)	Based on a Schedule 13G/A filed with the SEC on February 14, 2024. Includes 2,266,666 Ordinary Shares held by Lynrock Lake Master Fund LP, or Lynrock Lake Master. Lynrock Lake LP, or Investment Manager, is the investment manager of Lynrock Lake Master. Pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Company held by Lynrock Lake Master. Cynthia Paul, the Chief Investment Officer of the Investment Manager and Sole Member of Lynrock Lake Partners LLC, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Company held by Lynrock Lake Master. The address of each of Cynthia Paul, Lynrock Lake Partners LLC, and Lynrock Lake LP is 2 International Drive, Suite 130 Rye Brook, NY 10573.

(4)	Based on a Schedule 13D/A filed with the SEC on August 1, 2024, Ms. Klil Zisapel beneficially owns 1,390,995 Ordinary Shares of the Issuer, consisting of (i) 1,100,122 Ordinary Shares held directly by Ms. Klil Zisapel and (ii) 271,074 Ordinary Shares that are held indirectly by Ms. Klil Zisapel through her 50% ownership in each of Lomsha Ltd., an Israeli company, and Michael & Klil Holdings (93) Ltd., an Israeli company and (iii) options to acquire 19,799 Ordinary Shares exercisable within 60 days. The address of Ms. Zisapel is 24 Raoul Wallenberg Street, Building C, Tel-Aviv 69719, Israel.

(5)	Based on a Schedule 13D/A filed with the SEC on August 1, 2024, Mr. Michael Zisapel beneficially owns 1,390,993 Ordinary Shares of the Issuer, consisting of (i) 1,100,121 Ordinary Shares held directly by Mr. Michael Zisapel, and (ii) 271,074 Ordinary Shares that are held indirectly by Mr. Michael Zisapel through his 50% ownership in each of Lomsha Ltd., an Israeli company, and Michael & Klil Holdings (93) Ltd., an Israeli company and (iii) options to acquire 19,798 Ordinary Shares exercisable within 60 days. The address of Mr. Zisapel is 24 Raoul Wallenberg Street, Building C, Tel-Aviv 69719, Israel.

(6)	Based on a Schedule 13G/A filed with the SEC on January 31, 2024. Includes 555,920 Ordinary Shares beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. and 730,749 Ordinary Shares beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd, or each a Yelin Lapidot Holder, each of which a wholly-owned subsidiary of Yelin Lapidot Holdings Management Ltd., or Yelin Lapidot Holdings. Each of Dov Yelin and Yair Lapidot owns 24.4% of the share capital and 25.0% of the voting rights of Yelin Lapidot Holdings. The address of each of the Yelin Lapidot Holders and each of Messrs. Yelin and Lapidot is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel. Each of the Yelin Lapidot Holders and Messrs. Yelin and Lapidot and is a resident of Israel.

(7)	Based on a Schedule 13G filed on February 16, 2024 by Barclays PLC. Barclays PLC reported sole voting power and sole dispositive power with respect to 861,020 Ordinary Shares; Barclays Bank PLC reported sole voting power and sole dispositive power with respect to 11,941 Ordinary Shares; Barclays Capital Inc. reported sole voting power and sole dispositive power with respect to 849,079 Ordinary Shares. The securities being reported on by Barclays PLC, as a parent holding company, are owned, or may be deemed to be beneficially owned, by Barclays Bank PLC. Barclays Bank PLC is a non-US banking institution registered with the Financial Conduct Authority authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. Barclays Bank PLC is a wholly-owned subsidiary of Barclays PLC. Barclays Capital Inc., is a Connecticut business entity. The address of the principal office of Barclays PLC and Barclays Bank PLC is 1 Churchill Place, London, E14 5HP, England. The address of the principal office of Barclays Capital Inc. is 745 Seventh Ave, New York, NY 10019.

(8)

Based on a Schedule 13G/A filed with the SEC on February 13, 2024. Includes (i) 362,224 Ordinary Shares owned directly by Value Base Ltd., an Israeli company which is controlled by Messrs. Victor Shamrich and Ido Nouberger and wholly owns Value Base Hedge Fund Ltd., an Israeli company, and the general partner of Harmony Base L.P., and (ii) 464,446 Ordinary Shares owned directly by Harmony Base L.P., an Israeli limited partnership. The address of each of Value Base Ltd. and Harmony Base L.P. is 23 Yehuda Halevi St., Tel-Aviv 6513601, Israel.

(9)

Based on a Schedule 13G filed with the SEC on February 14, 2024 by AWM Investment Company, Inc., or AWM, reporting that AWM is the investment adviser to Special Situations Fund III QP, L.P., or SSFQP, Special Situations Cayman Fund, L.P., or Cayman, Special Situations Technology Fund, L.P., or TECH and Special Situations Technology Fund II, L.P., or TECH II and referred to together with SSFQP, Cayman, and TECH as the Funds. As the investment adviser to the Funds, AWM holds sole voting and investment power over 295,363 Ordinary Shares held by SSFQP, 89,246 Ordinary Shares held by Cayman, 60,871 Ordinary Shares held by TECH and 350,315 Ordinary Shares held by TECH II. David M. Greenhouse and Adam C. Stettner are members of SSCayman, L.L.C., a Delaware limited liability company, or SSCAY, the general partner of CAYMAN. David M. Greenhouse and Adam C. Stettner are members of MGP Advisers Limited Partnership, a Delaware limited partnership, the general partner of SSFQP and SST Advisers, L.L.C., a Delaware limited liability company, the general partner of TECH and TECH II. David M. Greenhouse and Adam C. Stettner are also controlling principals of AWM. The business address AWM Investment Company, Inc.is c/o Special Situations Funds, 527 Madison Avenue, Suite 2600, New York, NY 10022.

(10)	Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding Ordinary Shares, including options and RSUs held by each such party, which options and RSUs are vested or shall become vested within 60 days of August 1, 2024, and have, therefore, not been separately disclosed. The number of shares is comprised of 189,883 Ordinary Shares and 27,225 RSUs that will vest within 60 days of August 1, 2024.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2023, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our Annual Report on Form 20-F, which was filed on April 2, 2024, with the SEC.

ITEM 1 – ELECTION OF DIRECTORS

Our Board is comprised of Rachel (Heli) Bennun (Executive Chairman), and our other directors: Andre Fuetsch, Oren Most, Yaron Ravkaie, David (Dudi) Ripstein, Rami Schwartz and Sami Totah. Our directors are elected by the shareholders at the annual general meeting of the shareholders, except in certain cases where directors are appointed by the Board until the first meeting of the shareholders thereafter. Other than Messrs. Ripstein and Totah, all of our directors were re-elected to serve on our Board at our annual general meeting of shareholders which took place in August 2023 (the “2023 AGM”) until the third annual meeting after the 2023 AGM. In June 2024, Mr. Ripstein and Mr. Totah were appointed by our Board to fill vacant positions on our Board for a term expiring at the time of the Meeting.

Our Board has determined that each of Mr. Andre Fuetsch, Mr. Oren Most, Mr. Yaron Ravkaie, Mr. David (Dudi) Ripstein, Mr. Rami Schwartz, and Mr. Sami Totah is qualified to serve as an independent director under the Nasdaq Stock Market Rules.

Under the Israeli Companies Law, 5759-1999 and regulations promulgated thereunder (the “Companies Law”), a public company incorporated under the laws of the State of Israel must elect at least two external directors (as such are defined in the Companies Law). However, pursuant to an exemption provided under section 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000 (the “Exemption”), a public company with securities listed on certain foreign exchanges, including Nasdaq, that satisfies certain conditions, is exempt from the requirement to elect external directors or comply with the audit committee and compensation committee composition requirements under the Companies Law. In July 2019, our Board adopted the Exemption.

Election of Mr. Sami Totah as a director

At the Meeting, you will be asked to elect Mr. Sami Totah to serve as a member of our Board.

Mr. Totah has served as a director of the Company since June 2024. On September 6, 2024, we announced that our Board had nominated Mr. Totah as the next Chairman, effective January 1, 2025, and subject to election as a director at the Meeting. Mr. Totah has been a General Partner at Viola Growth, a private equity firm investing in the hi-tech arena, from 2008 until 2023. He has extensive knowledge and execution experience in overseeing very large information technology projects and has built an extensive global network with customers, partners, investors and executives. Mr. Totah served on the board of directors of various companies including Itamar Medical Ltd. (Nasdaq and TASE: ITMR) between 2017 and 2021, and Magic Software Enterprises Ltd. (Nasdaq and TASE: MGIC), from 2023 until present, as well as private software companies.

If elected, Mr. Totah will hold office until the second annual general meeting following the Meeting, to align with the term of all currently serving directors. If elected, and assuming our shareholders approve the other proposals included in this P~~p~~roxy S~~s~~tatement relating to certain amendments to our Compensation Policy and to director’s compensation, Mr. Totah will be entitled to receive the compensation as set forth in Item 3 below.

Election of Mr. David (Dudi) Ripstein as a director

At the Meeting, you will be asked to elect Mr. David (Dudi) Ripstein to serve as a member of our Board.

Mr. Ripstein has served as a director of the Company since June 2024. Mr. Ripstein has three decades of experience in senior management positions in Israel’s telecommunications industry and Israel Defense Force technology and intelligence units. Since 2021, Mr. Ripstein has served as a member on the board of directors of Ceragon Networks Ltd., a Nasdaq-traded (CRNT), solution provider of wireless connectivity. From 2022 to 2023, Mr. Ripstein served as the Chief Executive Officer of SatixFy Ltd. From 2017 to 2022, Mr. Ripstein served as a board member and the President and Chief Executive Officer of GreenRoad Technologies Ltd., a global leader in fleet safety telematics. In 2016, Mr. Ripstein served as the Chief Executive Officer of SpotOption Technologies, a fintech software provider. From 2000 to 2015, Mr. Ripstein served in various positions with the Company, first for six years as a General Manager and then for nine years as its President and Chief Executive Officer. Prior to the Company, Mr. Ripstein co-founded two technology startups and served for 10 years as the head of a large R&D engineering group within the Israel Defense Forces-Intelligence Unit. Mr. Ripstein holds a B.Sc. in Electrical Engineering from the Technion.

If elected, Mr. Ripstein will hold office until the second annual general meeting following the Meeting, to align with the term of all currently serving directors. If elected, and assuming our shareholders approve the other proposals included in this P~~p~~roxy S~~s~~tatement relating to certain amendments to our Compensation Policy and to director’s compensation, Mr. Ripstein will be entitled to receive compensation as set forth in Item 3 below.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the election of each of the director nominees set forth above, where each nominee will be voted on separately.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting, as two separate resolutions:

“RESOLVED, that Mr. Sami Totah be and hereby is elected to serve as a member of our Board until the second annual general meeting following the Meeting, effective immediately.”

“RESOLVED, that Mr. David (Dudi) Ripstein be and hereby is elected to serve as a member of our Board until the second annual general meeting following the Meeting, effective immediately.”

The Board recommends a vote “FOR” approval of each of the proposed resolutions.

ITEM 2 - APPROVAL OF AMENDMENTS TO OUR COMPENSATION POLICY

The Companies Law provides that companies incorporated under the laws of Israel, whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as RADCOM, are required to adopt a policy governing the compensation of “Office Holders.” The Companies Law defines the term “Office Holder” of a company to include a director, the chief executive officer, the chief financial officer and any manager who is directly subordinate to the chief executive officer. Our shareholders approved a Compensation Policy for Executive Officers (as amended, the “Compensation Policy”) initially in 2016.  Under the Companies Law, we are required to review, update (if necessary) and approve the Compensation Policy every three years. Most recently the Compensation Policy was re-approved at our 2022 annual general meeting held in July 2022 (the “2022 AGM”) and further amended at our 2023 AGM.

As part of a comprehensive process conducted by our compensation committee (the “Compensation Committee”) and the Board, as outlined herein under Item 3 in this Proxy Statement, we propose to make certain changes to our Compensation Policy in order to allow us to provide our directors and officers with competitive and incentivizing terms for service and in line with compensation provided by companies that are similar to us in terms of size and industry. Accordingly:

●	We propose to amend the cash compensation to our directors detailed in Section 20 of our Compensation Policy to reflect terms that we find to be beneficial to the Company and our shareholders;

●	We propose to amend Section 9.5 of our Compensation Policy, such that (i) the annual bonus for our Non-Sales Executive Officers (as defined in our Compensation Policy) other than the Chief Executive Officer, will be capped at eighty percent (80%) of such executive’s annual base salary, instead of the seventy-five percent (75%) currently provided under the Compensation Policy, and (ii) our Executive Officers (as defined in our Compensation Policy, other than our Chief Executive Officer) may be entitled to receive an additional bonus for Extraordinary Events (as such are defined in the Compensation Policy), and for fulfilling an additional temporal role in the Company, in an amount that shall not exceed seventy-five percent (75%) of such executive’s annual base salary, provided, however, that the overall aggregate bonus amount to which such Executive Officer shall be entitled to in any given year (annual and for Extraordinary Events) shall not exceed one hundred and fifty percent (150%) of his or her annual base salary in any given year;

●	We propose to amend Section 4.2 of the Compensation Policy, to align with the proposed change in Section 9.5 to the Compensation Policy described above, such that for Non-Sales Executives, the range of fixed compensation out of the total compensation shall be 20%-100% (instead of 25%-100%) and the range of variable compensation out of the total compensation shall be 0%-80% (instead of 0%-75%);

~~●~~	~~We propose to amend Section 13 of our Compensation Policy to allow the Company more flexibility in determining the acceleration of certain grants of equity awards;~~
●	We propose to add new Section 26 to our Compensation Policy to allow the Company to retain, under certain circumstances and subject to certain limitations, a member of the Board for the provision of special services, in addition to and beyond the services such member is providing as a member of the Board; and

●	We propose to amend Section 7.1.1 of our Compensation Policy such that the number of vacation days that may be granted to our Executive Officers shall be twenty-four (24) instead of twenty-eight (28), in order to align with the number of vacation days customary in our peer companies.

Our Compensation Committee and Board approved the proposed amendments as they believe that it would serve as an appropriate long-term incentive to our management team and directors to advance the objectives of the Company, including its long-term strategy, and therefore beneficial to our shareholders. A marked copy of the Compensation Policy indicating the proposed amendments thereof is attached hereto as Exhibit A.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the proposed amendments, provided that either (i) at least a majority of the Ordinary Shares voted on the matter by non-controlling shareholders or by shareholders who do not have a personal interest in the resolution, are voted in favor of the matter or (ii) the total number of Ordinary Shares of non-controlling shareholders or of shareholders who do not have a personal interest in the resolution voted against the matter does not exceed two percent of the outstanding voting power in our Company.

The Companies Law requires that each shareholder voting on this proposal indicate whether or not such person is a controlling shareholder or has a personal interest in such resolution. Under the Companies Law, a “Controlling Shareholder” for this purpose is any shareholder who has the ability to direct RADCOM’s actions (other than by means of being a director or office holder of the Company), including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in RADCOM. A shareholder is presumed to be a Controlling Shareholder if it holds or controls, by itself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

To the knowledge of RADCOM there is no shareholder who is a Controlling Shareholder.

A “Personal Interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of our Ordinary Shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. All of our directors and officers are deemed to have a Personal Interest in this matter.

To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is a non-controlling shareholder and is not a shareholder who has a Personal Interest in the resolution. If you are a Controlling Shareholder (which, as indicated above, is highly unlikely) or a shareholder who has a Personal Interest in the resolution, please notify Ms. Hadar Rahav, our Chief Financial Officer, at c/o 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel; telephone: +972-77-774-5060, or by email (hadar.rahav@radcom.com). If your shares are held in “street name” by your broker, bank or other nominee and you are a Controlling Shareholder or a shareholder who has a Personal Interest in the resolution, you should notify the Company as outlined above, and, in addition, you should advise your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED that the proposed amendments to the Company’s Compensation Policy, in the form attached as Exhibit A to the Proxy Statement are hereby approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

ITEM 3 – APPROVAL OF THE DIRECTORS AND CHAIRMAN COMPENSATION SCHEME

The terms of the compensation payable to our directors as of today were approved by our shareholders as follows: (i) the cash compensation payable to our directors was set at our 2020 annual general meeting held in July 2020 (the “2020 AGM”) and determined that each director shall be entitled to annual cash compensation in the amount of NIS 52,000 per year (approximately $13,713 based on the representative NIS/USD exchange rate of NIS 3.792/$1.00 published by the Bank of Israel on August 1, 2024 (the “Exchange Rate”)), a per meeting fee in the amount of NIS 2,000 (approximately $527 based on the Exchange Rate) for board and committee meetings (the “Per Meeting Fee”) and 40% of the Per Meeting Fee for each resolution adopted in writing in lieu of a meeting, and (ii) the equity compensation payable to our directors was set under the Long-Term Directors Equity Grant Scheme approved at our 2022 AGM, which determined that the directors shall be entitled to receive such amount of restricted share units (“RSUs”), for a three-year period, reflecting 5,200 RSUs annually with a 36-month vesting period, vesting in monthly installments. The terms of the cash compensation outlined above have not been changed or updated since the 2020 AGM.

The existing terms of compensation of our directors apply to all of our non-executive directors other than Andre Fuetsch. In the past, the Company has not systematically examined the chairman’s and directors’ compensation terms in comparison with relevant peer group companies. The Compensation Committee engaged Aon’s Talent Solutions Practice, a division of Aon plc (“AON”), an international firm, specializing in this field, to conduct a detailed market benchmarking assessment for directors’ and chairman’s compensation terms. The peer group study is a compensation and benefit examination which included peer companies selected to provide an appropriate comparative model, based on appropriate similar aspects taking into account a number of factors, including: market capitalization, type of industry, location of listing of securities, level of revenues, number of employees, geographical considerations and other factors that were considered by AON as relevant for comparison. Following due consideration of the type and value of the directors and chairman compensation, as well as the full compensation packages, granted to directors serving in companies included in the study, our Compensation Committee and Board examined and evaluated AON’s data and recommendations. Our Compensation Committee and Board have determined that the value of the aggregate compensation currently paid to our directors, including the value of their equity awards, is below the 25th percentile of total director compensation provided by our peer companies, as provided by the study AON prepared. ~~Following AON’s review and recommendations, our Compensation Committee and Board determined that it is in our best interests to align with the compensation payable in our peer companies and provide our directors with compensation (composed of both cash compensation and grant of RSUs) that will stand at the 62.5th percentile, and our chairman at the 64.5th percentile, as such was presented to us by AON~~Following a review of the proposed terms described in the Original Proxy Materials by our shareholders, some have reached out to members of our Board and management and discussions were held. Some of our shareholders provided certain recommendations with respect to the appropriate compensation to be offered to our directors and chairman. As we are committed to our shareholders and value their input, the management and Board conducted a further evaluation of both the shareholders’ and AON’s recommendations and has determined that in efforts to balance the need to attract qualified individuals to our Board and shareholders’ feedback, it is in the best interests of the Company and its shareholders to amend the Director and Chairman Compensation Scheme that was originally presented in the proxy statement filed with the SEC on August 21, 2024, and propose the terms set forth below, reflecting total compensation to non-executive directors (other than director with special expertise) that will stand at the 55th percentile compared to the Company’s peers included in the AON study, instead of the 62.5th percentile recommended by AON.

Based on AON’s recommendation, our Compensation Committee and the Board still believe that it is in the best interests of the Company to transition to an annual retainer-based compensation model without any per-meeting compensation, rather than an annual retainer plus per-meeting compensation model, which strikes the right balance between overall cash and equity relative to market, as is done by the majority of the peer companies included in AON’s study.

When considering the proposed Directors and Chairman Compensation Scheme (as defined below), our Compensation Committee and Board analyzed all factors and considerations required under our Compensation Policy and the Companies Law, including the responsibilities and duties of our directors, the estimation of their expected contribution and the importance of our directors to the future growth and success of the Company. Our Compensation Committee and Board believe that the Directors and Chairman Compensation Scheme as amended, ~~which~~ reflects an appropriate and reasonable balance between the customary compensation ~~percentile~~ levels ~~as were presented and~~recommended to us by AON and the feedback of certain major shareholders, ~~is in the best interests of the Company~~ and its shareholders, as: (i) the Company competes on qualified individuals to serve on its Board, and therefore needs to provide them with an adequate compensation package, which is aligned with common practices implemented by our peers, according to the AON study; (ii) the Company wishes to further attract international directors which requires a competitive and attractive compensation that will attract directors worldwide to serve on our Board and will be best suited to contribute and promote our Company; (iii) the Directors and Chairman Compensation Scheme, as amended, will provide an adequate recognition for the time, attention and expertise required by our directors; and (iv) the Directors and Chairman Compensation Scheme, as amended, has a long-term incentive value while taking into account the interests of the Company’s shareholders and their dilution level.

Under the Companies Law, arrangements regarding the compensation of a director in a public company require the approval of such company’s compensation committee, board of directors and shareholders, in that order. The Directors and Chairman Compensation Scheme described below, was approved by our Compensation Committee and Board, and they recommend our shareholders to approve it as well. In making their determination, each of our Compensation Committee and Board determined that, subject to the shareholders’ approval of the proposed amendments to our Compensation Policy, as set forth under Item 2 in this Proxy Statement, the Directors and Chairman Compensation Scheme is within the limitations set forth in our Compensation Policy, as proposed to be amended. Our Compensation Committee and Board approved the Directors and Chairman Compensation Scheme as they believe that the proposed compensation would serve as an appropriate long-term retention and performance incentive to advance the objectives of the Company, including its long-term strategy.

At the Meeting, you will be asked to approve, subject to and in accordance with the approval of the amendments to our Compensation Policy as proposed under Item 2 to this Proxy Statement, a scheme for our directors and Chairman compensation (the “Directors and Chairman Compensation Scheme”) which is composed of four parts, each one of them to be approved separately, as follows:

A. Director Cash Compensation

We propose to pay our directors and our non-executive chairman, if such is appointed, commencing as of the date of this Meeting, an annual retainer cash compensation in the amount of $~~61~~54,000.

We propose to pay our directors who hold special expertise, as approved by the Board, commencing as of the date of this Meeting, an annual retainer cash compensation in the amount of $70,000 (the “Special Expertise Director Cash Compensation”) instead of an annual retainer cash of $52,000 and a per meeting fee in the amount of $2,000, which reflected the minimum compensation expected for directors who hold special expertise. Our Board re-approved that Mr. Andre Fuetsch holds special expertise and therefore is entitled to the Special Expertise Director Cash Compensation.

We propose to pay ~~for~~ directors who are serving as members of our committees, an additional fee as follows:

●	Audit Committee –

o	The chairman of our audit committee (the “Audit Committee”) shall receive, an annual retainer cash compensation of $~~22~~18,000.

o	A member of our Audit Committee shall receive an annual retainer cash compensation of $~~11~~9,000.

●	Compensation Committee –

o	The chairman of our Compensation Committee shall receive an annual retainer cash compensation of $~~16~~14,000.

o	A member of our Compensation Committee shall receive an annual retainer cash compensation of $~~8~~7,000.

All amounts above shall be paid on a quarterly basis and are referred to as the “Member Cash Compensation”. In the event that a director only serves (as a director and/or in any of the roles above) for a part of the year rather than completing a full-year term, then the compensation above shall be adjusted proportionally.

The existing arrangements previously approved by our shareholders for the Executive Chairman will continue to apply without change.

B. Director Equity Compensation

We propose to grant our directors (other than our chairman) a grant reflecting ~~9~~6,000 RSUs annually, which forms a minor increase from the 5,200 RSUs currently granted to our directors per annum, and a grant reflecting 8,000 options to purchase Ordinary Shares (“Options”) annually, both for the term for which such director is appointed, elected or re-elected (or, in the case of currently serving Directors not standing for election, from the date of the Meeting).~~, where the Director G~~Such grants vest~~s~~ in equal monthly installments commencing on the date of the election or re-election at the annual general ~~M~~meeting, or appointment, if earlier (or, in the case of currently serving Directors not standing for election, from the date of the Meeting). The grant of Options in addition to RSUs was added in order to better align the directors’ interests with those of the Company and the Company’s future performance. Any unvested RSUs and Options shall expire on the date a director ceases to serve as such for whatever reason (subject to the acceleration provisions set forth herein), and, with respect to the Options, Options vested until the date such director ceases to serve as such shall be exercisable for a period of 180 days thereafter, subject to the limitations set forth in the Company’s 2023 Equity Incentive Plan (the “Plan”). The exercise price of the Options shall be the average of the closing price of the Ordinary Shares on Nasdaq in the 30 days prior to the annual general meeting in question, or the appointment, if earlier. In addition, each of the two newly appointed directors listed in Item 1 above, shall receive a one-time grant of 1,~~300~~ 590 fully vested RSUs which represents the amount of RSUs they would have been entitled to for the ~~three months~~ period of service from their appointment until the Meeting according to the 2022 AGM resolutions. The above shall be referred to as the “General Director Grant”.

We propose to continue to grant our directors who hold special expertise, as approved by the Board (“Special Expertise Directors”), a grant reflecting 7,800 RSUs annually, as we have done before, and, in addition, a grant reflecting 3,200 Options annually, both for the term for which such Special Expertise Director is appointed, elected or re-elected (or, in the case of currently serving Director with Special Expertise, from the date of the Meeting).~~, where the~~ Such RSUs and Options will vest in equal monthly installments commencing on the date of the election or re-election at the annual general meeting, or appointment, if earlier. The other terms governing the RSUs and Options shall be substantially identical to the terms of the General Director Grant (the “Special Expertise Director Equity Grant”, and together with the General Director Grant, the “Director Grant”). Our Board re-approved that Mr. Andre Fuetsch holds special expertise and therefore is entitled to the Special Expertise Director Equity Grant.

C. Chairman Equity Compensation

We propose to grant our chairman of the Board (whether a non-executive or to an executive chairman) a grant reflecting ~~27,000~~15,840 RSUs and 21,120 Options annually for the term for which the chairman is appointed, where such grants ~~the Chairman Grant~~ vest~~s~~ in equal monthly installments commencing on the date of the ~~Meeting~~ annual general meeting in question, or the appointment, if earlier. The terms of the Options shall be identical to the Options granted under the General Director Grant. The Chairman Grant reflects such a number of RSUs and Options that is ~~3~~ 2.64 times the General Director Grant, instead of such number of RSUs and Options that is 3 times the General Director Grant, as was done in the past, reflecting a 12% discount~~, which, together with the cash compensation stands at the 64.5th percentile for non-executive chairman as such was presented to us by AON~~. This is the amount recommended by our Compensation Committee and the Board in order (i) to reflect ~~to remain consistent with the Company’s past practices of chairman receiving 3 times the amount of RSUs granted to a director (ii) to remain consistent with the Company’s past practices of non executive chairman receiving the same cash compensation granted to a director, and (iii)~~ AON’s support of the Board recommendation and decision to increase~~d RSU~~ equity grant versus offering a premium cash amount to a non-executive chairman as customary by companies in the peer group study while adding options in order to better align the chairman’s interests with those of the Company and the Company’s future performance, and (ii) to reflect the recommendations of certain shareholders with respect to the equity compensation to our chairman of the Board.

Any unvested RSUs and Options shall expire on the date the chairman ceases to serve as a chairman (subject to the acceleration provisions set forth herein). In case a director who is not the chairman is appointed as chairman, or a chairman ceases to act as such but remains a director, appropriate adjustments (whether issuance of additional RSUs and Options or expiration of RSUs and Options) shall be made so the arrangements above are reflected in such chairman or director equity compensation. The existing arrangements previously approved by our shareholders for the Executive Chairman will continue to apply without change. If a director is appointed as our chairman, then such chairman shall receive an additional number of RSUs and Options so that such chairman has, in the aggregate, ~~27~~15,~~000~~ 840 RSUs and 21,120 Options for each year of expected service as a chairman, according to the terms set forth above. The above grants, as well as any related conditions, shall be referred to as the “Chairman Grant”.

D. Acceleration of Equity Compensation

The Director Grant and the Chairman Grant shall automatically vest in full upon (i) the occurrence of a change of control, as such term is referred to in the Compensation Policy, where such person ceases to serve as a director, or (ii) upon such director’s or chairman’s, as applicable, disability or death.

Required Approval

The approval of the Directors and Chairman Compensation Scheme, subject to the approval of the amendments to our Compensation Policy set forth in Item 2 above, requires the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on such matter, where the vote will be made separately on each component of the Directors and Chairman Compensation Scheme, as set forth below.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting (subject to the approval of the amendments to the Compensation Policy as proposed in Item 2 above), as four separate resolutions:

“RESOLVED that the Member Cash Compensation as outlined under Item 3 Part A, be and hereby is approved.”

“RESOLVED that the Director Grant as outlined under Item 3 Part B, be and hereby is approved.”

“RESOLVED that the Chairman Grant as outlined under Item 3 Part C, be and hereby is approved.”

“RESOLVED that the acceleration provisions for the Director Grant and the Chairman Grant, as outlined under Item 3 Part D, be and hereby are approved.”

The Board recommends a vote “FOR” approval of each of the proposed resolutions.

ITEM 4 – RE-APPOINTMENT OF OUR INDEPENDENT AUDITORS

At the Meeting, you will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as our independent registered public accounting firm until the end of next year’s annual general meeting of shareholders, as well as to approve the authorization of our Audit Committee to fix their remuneration for the fiscal year ending December 31, 2024. The re-appointment has been recommended by our Audit Committee. Such auditors have served as our auditors since the 2009 annual general meeting of shareholders and have no relationship with us or with any of our affiliates, except as auditors.

Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global, is our independent registered public accounting firm. Fees for professional services in 2023 and 2022 were, respectively:

	2023	2022
Audit Fees	$285,000	$275,000
Audit Related Fees	$31,406	$3,000
Tax Fees	$16,599	$27,690
All Other Fees	0	0
Total	$333,005	$305,690

Audit fees included fees associated with the annual audit, the reviews of our quarterly financial statements, audit fees related to our internal control over financial reporting, statutory audits required internationally, consents and assistance with and review of documents filed with the SEC.

Audit related fees included fees associated with the annual report for the Israel Innovation Authority and accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements, acquisitions and other accounting issues that occur from time to time.

Tax fees included tax compliance, including the preparation of tax returns, tax planning and tax advice, including assistance with tax audits and appeals, advice related to acquisitions, transactions, transfer pricing and assistance with respect to requests for rulings from tax authorities.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the re-appointment of our independent auditors and the authorization of our Audit Committee to fix their remuneration.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Kost Forer Gabbay& Kasierer, a member firm of Ernst & Young Global, be, and hereby are, re-appointed as our independent registered public accounting firm until the next annual general meeting of shareholders and that the Audit Committee, by the authority duly delegated by the Board, be and it hereby is authorized to fix the compensation of the independent auditors in accordance with the amount and nature of their services for the fiscal year ending December 31, 2024.”

The Board recommends a vote “FOR” approval of the proposed resolution.

ITEM 5 – REVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023

Our audited financial statements for the fiscal year ended December 31, 2023, are not a part of the proxy solicitation material, but were filed together with our Annual Report on Form 20-F, which was filed on April 2, 2024 with the SEC, and is available on the SEC’s website at www.sec.gov and on our website at www.radcom.com. We will hold a discussion with respect to the financial statements at the Meeting. This Item will not involve a vote by the shareholders.

ITEM 6 – OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting, other than as set forth in the A&R Notice of Annual General Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for the Meeting

Any shareholder of the Company who intends to present a proposal at the Meeting (a “Proposing Shareholder”) must satisfy the requirements of the Companies Law. Only shareholders who hold the minimum percentage of the Company’s outstanding voting rights under the Companies Law are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting, (a “Proposal Request”). Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Chief Financial Officer at the following address: RADCOM Ltd., 24 Raoul Wallenberg Street, Tel Aviv 6971920, Israel, Attention: Chief Financial Officer. For a shareholder proposal to be considered for inclusion in the Meeting, our Chief Financial Officer must receive the written proposal no later than August 28, 2024. If our Board determines that a shareholder proposal is duly and timely received and is appropriate for inclusion in the agenda of the Meeting, we will publish a revised agenda for the Meeting no later than September 4, 2024. In order for the Board to consider a Proposal Request and whether to include the matter stated therein in the agenda of the Meeting, notice of the Proposal Request must be timely delivered under any applicable law and stock exchange rules and regulations and the Proposal Request must comply with any applicable law and stock exchange rules and regulations. The Proposal Request must be made in English and in writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by certified mail, postage prepaid, and received by the Chief Financial Officer. The announcement of an adjournment or postponement of the Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. The Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of Ordinary Shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such Ordinary Shares by the Proposing Shareholder(s) as of the date of the Proposal Request, and a representation that the Proposing Shareholder(s) intends to appear in person or by proxy at the Meeting; (iii) the matter requested to be included on the agenda of the Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the Meeting; (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other person(s) (naming such person or persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company.

The Board, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of the Meeting, as the Board may reasonably require. A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (i) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (ii) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (iii) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (iv) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

The information required pursuant to the above shall be updated as of (i) the Record Date of the Meeting, (ii) five business days before the Meeting, and (iii) as of the Meeting, and any adjournment or postponement thereof.

By Order of the Board,

/s/ Rachel (Heli) Bennun
Executive Chairman of the Board

Dated: ~~August 21~~September 27, 2024

Exhibit A

RADCOM LTD.
AMENDED AND RESTATED DIRECTORS AND EXECUTIVE OFFICERS COMPENSATION POLICY

Section 13.2 below was reinstated as originally in effect as of today. Other than that, no other changes were made to the Compensation Policy compared to the proxy materials filed with the SEC on August 21, 2024. All changes proposed to be made to the Compensation Policy at the October 15, 2024, upcoming 2024 annual general meeting are identified in Exhibit A to Exhibit 99.1 to the Form 6-K.

A-1